Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

North American Nickel Inc.

500 – 200 W. Esplanade

North Vancouver, British Columbia

V7M 1A4

(the “Company”)

Item 2	Date of Material Change

April 22, 2016

Item 3	News Release

A news release setting out information concerning the material change described in this Material Change Report was issued by the Company on April 22, 2016 through Marketwired and filed on SEDAR under the Company’s issuer profile at www.sedar.com.

Item 4	Summary of Material Change

On April 22, 2016, the Company announced that it had entered into a term loan (the “Loan”) with its major shareholder, Sentient Executive GP IV, Limited (for the general partner of Sentient Global Resources Fund IV, L.P.) (collectively, “Sentient”), subject to the approval of the TSX Venture Exchange (the “Exchange”).

Pursuant to the terms of the Loan, Sentient will advance C$4.5 million to the Company. These funds will enable the Company to make commitments in relation to its planned exploration program for 2016. The Loan is due on April 30, 2017 and has been made on an interest free basis. Subject to the approval of the Exchange, Sentient is to be paid 952,380 common shares in the capital of the Company (“Common Shares”) (the equivalent value of 2.2% of the principal amount of the Loan) as a fee for advancing the Loan. The Loan is subject to early pre-payment in the event that, during the term of the Loan, the Company completes a private placement for gross proceeds of C$2 million or more.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On April 22, 2016, the Company announced that it had entered into a term loan with its major shareholder, Sentient, subject to the approval of the Exchange.

Pursuant to the terms of the Loan, Sentient will advance C$4.5 million to the Company. These funds will enable the Company to make commitments in relation to its planned exploration program for 2016. The Loan is due on April 30, 2017 and has been made on an interest free basis. Subject to the approval of the Exchange, Sentient is to be paid 952,380 Common Shares (the equivalent value of 2.2% of the principal amount of the Loan) as a fee for advancing the Loan. The Loan is subject to early pre-payment in the event that, during the term of the Loan, the Company completes a private placement for gross proceeds of C$2 million or more.

Multilateral Instrument 61-101 – Related Party Transactions

Sentient holds 102,714,216 Common Shares and 10,471,465 common share purchase warrants of the Company, and is therefore a “related party” (within the meaning of Multilateral Instrument 61-101 – Related Party Transactions (“MI 61-101”) of the Company because it has beneficial ownership of, or control or direction over, directly or indirectly, securities of the Company carrying more than 10% of the voting rights attached to all the outstanding voting securities of the Company.

The Loan is a “related party transaction” (within the meaning of MI 61-101) because the Loan is a transaction between the Company and Sentient, who is a “related party” (within the meaning of MI 61-101) of the Company. The Company entered into the Loan in reliance on (i) an available exemption from the formal valuation requirement of MI 61-101 provided in paragraph (a) of Section 5.5 of MI 61-101, and (ii) an available exemption from the minority shareholder approval requirement of MI 61-101 provided in paragraph (a) of Section 5.7 of MI 61-101. The fair market value of the Loan together with the fair market value of the 952,380 Common Shares to be paid to Sentient for advancing the Loan, subject to the approval of the Exchange, does not exceed 25% of the Company’s market capitalization.

The entering into of the Loan was unanimously approved by the board of directors of the Company, with Gilbert Percy Clark, being a director and the Senior Investment Advisor of Sentient Asset Management Canada, having declared a conflict and abstained from participating in discussions or voting.

No special committee was established in connection with the transaction, and no materially contrary view or abstention was expressed or made by any director.

The Company did not file a material change report more than 21 days before the entering into of the Loan as the details of the Loan were not settled until shortly prior to closing and the Company wished to close the Loan on an expedited basis for sound business reasons, including to make commitments in relation to its planned exploration program for 2016, and in a timeframe consistent with usual market practices for transactions of this nature.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information please contact:

Keith Morrison

Chief Executive Officer

North American Nickel Inc.

Telephone: (604) 986-2020

Item 9	Date of Report

April 25, 2016